KPMG LLP
Chartered Accountants		Telephone	(403) 691-8000
200-205 5 Avenue SW		Fax	(403) 691-8008
Calgary AB	T2P 4B9	Internet	www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our audit report dated March 17, 2005 except notes 2(h), 3, 8, 12, 14 which are at March 20, 2006 on the amended consolidated balance sheets of Paramount Energy Trust as at December 31, 2004 and 2003 and the amended consolidated statements of earnings and accumulated earnings and cash flows for each of the years then ended, our audit report dated March 20, 2006 on the amended reconciliation of financial statements to accounting principles generally accepted in the United States, and our Comments for U.S. Readers on Canada-U.S. Reporting Differences, all of which are included in this annual report on Form 40-F/A of the Trust for the year ended December 31, 2004.

Chartered Accountants

Calgary, Canada March 20, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.